SE(15048763 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section FEB 27 2015 Washington DC 404

SEC FILE NUMBER
8- 23081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UniCredit Capital Markets LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 42nd Street
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Lupo — 212-672-5945 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	New York	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CA 3/12/15

OATH OR AFFIRMATION

I, Andrew Lupo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UniCredit Capital Markets LLC., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President & Chief Compliance Officer
Title

SUSAN RYAN
Notary Public, State of New York
No. 01RY6230684
Qualified in Queens County
Commission Expires 11/08/2018

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNICREDIT CAPITAL MARKETS LLC

(A Wholly-Owned Subsidiary of Unicredit U.S. Finance LLC)

Statement of Financial Condition

December 31, 2014

(With Independent Auditors' Report Thereon)

UniCredit Capital Markets LLC
(A Wholly-Owned Subsidiary of UniCredit U.S. Finance LLC)

December 31, 2014

Table of Contents

M MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Member of
UniCredit Capital Markets LLC

We have audited the accompanying statement of financial condition of UniCredit Capital Markets LLC, as of December 31, 2014. This financial statement is the responsibility of UniCredit Capital Markets LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of UniCredit Capital Markets LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

WeiserMazars LLP

New York, New York
February 20, 2015

WEISERMAZARS LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.WEISERMAZARS.COM

UniCredit Capital Markets LLC
(A Wholly-Owned Subsidiary of UniCredit U.S. Finance LLC)

Statement of Financial Condition

December 31, 2014

Assets

Securities owned, at fair value	$	80,931,600
Due from clearing broker		12,670,524
Underwriting fees receivable		2,511,744
Due from affiliated companies		5,194,391
Accrued interest receivable		477,386
Investment in private investment company		176,088
Prepaid expenses and other assets		6,868
Total assets	$	101,968,601

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	1,849,314
Taxes payable		119,901
Total liabilities		1,969,215
Member's equity:		
Total member's equity		99,999,386
Total liabilities and member's equity	$	101,968,601

See accompanying notes to financial statement

UniCredit Capital Markets LLC
(A Wholly-Owned Subsidiary of UniCredit U.S. Finance LLC)
Notes to Financial Statement
December 31, 2014

(1) Organization

UniCredit Capital Markets, LLC (the "Company") is a wholly-owned subsidiary of UniCredit U.S. Finance LLC (UCIUSF). The Company, formerly UniCredit Capital Markets Inc., was incorporated in New York in 1978. UCIUSF is a wholly-owned subsidiary of UniCredit Bank AG, Munich (UCB Bank or the Parent). On November 1, 2010, UniCredit Capital Markets Conversion, LLC (UCMC) was established and on December 30, 2010, UniCredit Capital Markets Inc. was merged into UCMC (the "Merger") under a tax-free liquidation pursuant Section 332 of the Internal Revenue Code. Upon the Merger, the name of UCMC was changed to UniCredit Capital Markets LLC.

Each share of capital stock of UniCredit Capital Markets Inc. issued and outstanding immediately prior to the Merger was deemed canceled. After the Merger, UCIUSF continued to be the sole member of the Company and owned all of the limited liability company interest in the Company.

On December 1, 2014, the Company receive a capital contribution of $75 Million from UCIUSF in support of its underwriting business.

The Company is based in the United States of America and conducts business from its offices in New York City. The Company, which is engaged in brokerage-related activities, generates a significant portion of its revenues from customers of the Parent, its affiliates, and other institutional clients. Such activities primarily include foreign securities order flow. In addition, the Company provides corporate and financial services to both its clients and customers of the Parent and its affiliates in the U.S. market.

The Company is a registered broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) and (ii) of Rule 15c 3-3. The Company clears its transactions through another broker dealer, on a fully-disclosed basis.

(2) Summary of Significant Accounting Policies

(a) Basis of presentation

The Company's financial statements have been prepared under accounting principles generally accepted in the United States of America (U.S. GAAP).

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) *Revenue Recognition*

Commissions are recorded on a trade date basis. Firm underwriting and selling fees are recorded upon deal closure (trade-date), net of related costs.

(d) *Cash and Cash Equivalents*

The Company considers balances at banks and highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

(e) *Securities Transactions*

Securities owned, at fair valued is primarily comprised of US Treasury Notes. Securities transactions are recorded on a trade-date basis. The Company's trading activities may include selling equity securities short. Subsequent market fluctuations may require the Company to purchase securities at prices which may differ from the fair value reflected in the Company's statement of financial condition. Securities owned or securities sold, not yet purchased are stated at quoted market price, with unrealized gains or losses reflected in principal transactions.

Securities not readily marketable, primarily investments in private investment companies, are recorded under the equity method, which the Company believes approximates fair value.

(f) *Income Taxes*

The Company is a Limited Liability Company which is 100% owned by UCB Bank. For the tax year ended December 31, 2014, the Company is included in the consolidated federal income tax return of UCB Bank, but files separate tax returns for New York State and City. As such, state and local income taxes are determined on a stand-alone basis. The Company and UCB Bank have entered into a tax sharing agreement effective January 1, 2011, which provides that the income tax liability of the Company will be determined as if the Company filed separate income tax returns. Any benefit arising from losses or credits from the Company utilized by UCB Bank in computing its tax liability on a consolidated basis shall be reimbursed by UCB Bank. Tax payable, receivables and benefits are reflected as a component of due from affiliated companies (See Note 8).

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained.

(3) Investment in a Private Investment Company

At December 31, 2014 the Company has an investment in a private investment company:

Boston Capital Partners V, LLC	$176,088

The investment is recorded under the equity method, which the Company believes approximates fair value.

(4) Employee Benefit Plans

The Company participates in a defined contribution retirement plan established under Section 401(k) of the Internal Revenue Code sponsored by its ultimate parent, UCB Bank. The New York branch of UCB Bank administers the plan. All full-time employees who meet eligibility requirements may elect to participate in the plan. Participants may contribute up to 15% of eligible compensation on a pretax basis, not to exceed $17,500 for the 2014 calendar year. The Company contributes an additional 50% of the contributions made by the participants.

In addition, the Company participates in a profit sharing plan sponsored by UCB Bank, which offers benefits to substantially all employees who meet certain age and eligibility requirements.

(5) Income Taxes

Pursuant to its intercompany tax sharing agreement with the Parent (note 2), the Company maintains all tax related balances as a component of the due from affiliated companies balances with UCB Bank. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2014 are principally comprised of the effects of accrued bonus, deferred compensation and accumulated net operating loss (NOL) carryforward. As of December 31, 2014, the tax effect of these temporary differences resulted in deferred tax assets of approximately $4,220,885.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, if any, projected taxable income, and tax planning strategies in making this assessment.

In order to fully recognize the deferred tax asset, the Company will need to generate sufficient future taxable income prior to the expiration of the NOL carryforwards starting 2032 through 2034. As of December 31, 2014, the cumulative gross NOL is approximately $5,111,000. Considering the level of historical taxable losses and based on projections for future taxable income over the periods in which the deferred tax assets are deductible and considering management's ability to implement tax planning strategies related to intercompany cost allocation and revenue sharing arrangements, management believes it is more-likely-than-not that the Company will realize the benefits of these deductible differences at December 31, 2014. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company evaluates the uncertainties of tax positions taken or expected to be taken on a return based on the probability of whether the position taken will be sustained upon examination

by taxing authorities. The Company uses a more-likely than not threshold for recognition and derecognition of tax positions taken or to be taken in a tax return. The Company concluded that it has no material uncertain tax liabilities to be recognized as of December 31, 2014.

In accordance with the accounting guidance on the accounting for uncertainty in income taxes, the Company assessed its tax positions for all open tax years as of December 31, 2014 as follows:

Federal	Year 2011 through 2014
State and Local (UBT)	Year 2011 through 2014

If there are interest and penalties on tax positions, the Company's policy is to classify these as general, administrative and other expense.

(6) Commitments and Contingencies

Clearing Broker Agreement

The Company introduces its customer transactions to Pershing LLC, a clearing broker, with which it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. Securities purchased in connection with these transactions are collateral for amounts owed. The Company has a receivable of $12,670,524 from its clearing broker including a deposit for $252,806. This receivable represents a concentration of credit risk.

(7) Net Capital Requirements

As a registered broker-dealer and a member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital of $250,000. As of December 31, 2014, the Company had net capital of $91,260,087, which exceeded the regulatory requirement by $91,010,087.

(8) Related Party Transactions

Investment Banking

Referral fees, relating to underwriting fees from customers referred to the Company by UCB Bank, totaling $716,134 were payable to UCB Bank at December 31, 2014 and were included on the Statement of Financial Condition in accounts payable and accrued expenses.

Income from Affiliates

In 2014, the Company realized income from UCB Bank (London Branch) relating to services provided by the Company's fixed income sales department to the affiliate. The service level agreement with UCB Bank provides that the Company will earn such revenue based on expenses incurred plus 10%. In addition, in 2014 the Company realized income from UCB Bank (New York Branch) relating to services provided by the Company's emerging market sales department to the affiliate. The service level agreement with UCB Bank provides that the Company will earn such revenue based on expenses incurred.

Due from Affiliated Companies

Due from affiliated companies is comprised of a receivable from UCB Bank for $5,194,391. The UCB Bank receivable is a net balance of the tax sharing agreement between the Company and UCB Bank of approximately $4,220,885, a receivable relating to the fixed income sales department of $510,081 and cash held at UCB Bank of $463,425 for the purpose of paying expenses for normal operating activities of the Company.

Rent and Occupancy

The Company utilizes office space of an affiliate during 2014.

Overhead Allocation – Affiliated Company

The Company paid affiliates for intercompany allocation of various general and administrative costs including, but not limited to, technology, human resources and other back office charges, depreciation and amortization of office furniture and equipment. Service level agreements between the Company and the Parent or affiliate exist to govern expenses that are not directly charged to the Company.

(9) Fair Value of Financial Instruments

Generally accepted accounting standards require the disclosure of the fair value of financial instruments, as defined, for both assets and liabilities reported in the statement of financial condition. Primarily all of the Company's financial instruments are carried at, or approximate, fair value.

(10) Fair Value Measurements

The Company applies ASC 820, *Fair Value Measurements and Disclosures,* which establishes a framework for measuring fair value by three level hierarchy and expands disclosures about fair value measurements. The Company records certain assets and liabilities at fair value.

The three-level hierarchy for fair value measurements is defined as follows:

Level 1 Pricing inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 Pricing inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and the inputs that are observable for the asset or liability, either directly or indirectly.

Level 3 Pricing inputs are unobservable for the investment and include situations when there is few, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

U.S. Government Securities. U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

The investment in a private investment company is recorded under the equity method, which the Company believes approximates fair value.

The following table summarizes the valuation of the Company's investments by fair value hierarchy as described above as of December 31, 2014:

	Total	Level 1	Level 2	Level 3
U.S. Treasuries - March 31, 2015 maturity	$ 80,931,600	$ 80,931,600	$ -	$ -
Private investment company	176,088	-	-	176,088
Total	$ 81,107,688	$ 80,931,600	$ -	$ 176,088

The following table discloses a reconciliation of investment measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2014:

	Private Investment Company
Beginning Balance, December 31, 2013	$ 194,444
Unrealized losses	(18,356)
Ending Balance, December 31, 2014	$ 176,088